UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

CompoSecure, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

20459V105

(CUSIP Number)

December 27, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20459V105

1.	Name of Reporting Person. Steven J. McLaughlin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida, United States

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.40% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 17,858,288 shares of the Issuer’s Class A Common Stock outstanding as reported on Issuer’s Form 25-NSE filed on December 27, 2021.

CUSIP No. 20459V105

Item 1.

(a)	Name of Issuer:

CompoSecure, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

309 Pierce Street

Somerset, NJ 08873

Item 2.

(a)	Name of Person Filing:

Steven J. McLaughlin

(b)	Address of Principal Business Office or, if none, Residence:

1521 Alton Road, #345

Miami Beach, FL 33139

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 20459V105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,500,000.

(b)	Percent of class:	8.40% based on 17,858,288 shares of the Issuer’s Class A Common Stock outstanding as reported on Issuer’s Form 25-NSE filed on December 27, 2021

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	1,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP No. 20459V105

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2022
Date

/s/ Steven J. McLaughlin
Steven J. McLaughlin